Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

September 12, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Jennifer O’Brien Raj Rajan John Hodgin
Claudia Rios Laura Nicholson

Re:	Roth CH V Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed August 9, 2024
File No. 333-280591

Ladies and Gentlemen:

On behalf of Roth CH V Holdings, Inc. (the “Company”), we are hereby responding to the letter dated August 27, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 1 Registration Statement on Form S-4, filed on August 9, 2024, File No. 333-280591 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing amendment No. 2 to the Registration Statement ( “Amendment No. 2”) with the Commission today. Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Registration Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form S-4 Summary of the Proxy Statement

Inventory of Drilling Locations, page 21

1.	The disclosure of 93 proved undeveloped and 437 probable undeveloped locations under this section appears inconsistent with the 80 proved undeveloped and 135 probable undeveloped locations identified on page F-76 and in Annex D, respectively. Please advise or revise your disclosure here and in each occurrence in your filing to resolve this inconsistency.

RESPONSE: The Company has revised the disclosure at page 21 of Amendment No. 2 and respectfully advises the Staff that the 135 probable wells reflected on the reserve report represent those probable wells that the Company intends to drill through December 31, 2038. The reserve report also includes 318 additional probable wells that the Company intends to drill between January 1, 2039 and January 31, 2070.

Summary of the Proxy Statement

Consideration, page 25

2.	We note your disclosure on page 108 that on August 8, 2024, the parties to the BCA entered into the Second Amendment to the Business Combination Agreement and the definitions of “Company Merger Shares” and “Net Debt” were amended. Please expand your disclosure here, page 81 and elsewhere to discuss the second amendment to BCA, the revisions and its impact on number of shares NEH Stockholders will receive.

RESPONSE: The Company has expanded the disclosure on pages 82 and 120 of Amendment No. 2 to discuss the second and third amendments to BCA and its impact on number of shares NEH Stockholders will receive.

3.	We note your response to prior comment 2. However, there are still disclosures that have not been updated to reflect the amended business combination agreement. For example, you state on page 25 that the holders of shares of Company Common Stock will receive an aggregate of 9.0 million shares of Acquiror or ROCL, and on page 47 you state that references to "Combined Company" is to ROCL and its subsidiaries after consummation of the Business Combination. Please revise. As another example, we note your disclosure on page 1 that this document constitutes a prospectus of Holdings under the Securities Act, with respect to the shares of common stock to be issued to NEH’s stockholders under the Business Combination Agreement and Plan of Reorganization, as amended. Please revise to clarify whether this filing also constitutes a prospectus of Holdings under the Securities Act with respect to the shares of common stock to be issued to Roth CH Acquisition V Co.'s stockholders under the Business Combination Agreement and Plan of Reorganization, as amended.

RESPONSE: The Company acknowledges the Staff’s comment and has updated the Registration Statement to reflect the terms of the amended business combination agreement including on pages 25 to 29, 81, and pages 112 to 122 of Amendment No. 2. The Company has also clarified on page 1 of Amendment No. 2 that this filing also constitutes a prospectus of Holdings under the Securities Act with respect to the shares of common stock to be issued to Roth CH Acquisition V Co.'s stockholders.

Unaudited Pro Forma Condensed Combined Financial Statements, page 80

4.	We note from the table on page 13 that you have included 1,000,000 shares to be issued in Transaction Financing in the possible sources of dilution. We also note on page 94 you include proceeds of $10,000,000 from Transaction Financing Investors in the calculation of Implied Value Per Share of ROCL Common Stock. However, in response to prior comment 21 in our letter dated March 12, 2024, you indicated that you are obligated only to use commercially reasonable efforts to obtain the Transaction Financing, but that it is not a condition of closing. Please provide us with an update on your efforts. If this financing is probable, please revise to include this in your pro forma financial statements. Refer to Rule 11-01(a)(8) of Regulation S-X.

RESPONSE: The Company respectfully advises the Staff that pursuant to Section 7.10 of the Business Combination Agreement, ROCL has agreed to “use commercially reasonable efforts” to obtain the Transaction Financing. ROCL has initiated conversations with several potential investors and has identified a high interest in NEH and the Combined Company and ROCL and NEH’s management believe that ROCL will be successful in identifying such additional sources. However, as of the date of this proxy statement/prospectus, no commitments or definitive agreements in connection with the Transaction Financing have been entered into. Accordingly, the Company concludes that including the Transaction Financing in the pro forma financial statements would be premature. The Company also advises the Staff that it has added disclosure at pages 13, 42 and 96 of Amendment No. 2 regarding the status of the Transaction Financing.

Business Combination, page 81

5.	We note you revised the definition of Company Merger Shares and Net Debt in response to prior comment 4. Based on the revised definitions provided on page A-76, please address the following:

•	We note the definition of Company Merger Shares includes the following statement: "For purposes of the Company Merger Shares, such amount assumes the Net Debt." Tell us and disclose here 'the amount assumed as Net Debt';

•	Provide us with a detailed calculation of Net Debt. As part of your response, specifically identify the components within the Net Debt definition you consider "liquid assets" and "$500,000 of existing Indebtedness.";

•	We note that the definition of Net Debt includes a net capital raise of $8,200,000. Tell us more about how you intend to comply with this component of the definition, and your consideration of whether this should be given effect in your pro forma financial statements;

•	Based on the revised definition of "Company Merger Shares', tell us how you concluded no adjustments are necessary and NEH stockholders will receive 9,000,000 shares;

•	Revise your disclosures here and throughout the filing as necessary.

RESPONSE:

The Staff’s comments led NEH and ROCL to have many discussions surrounding the true intent of the Net Debt adjustment and the subsequent further amendment of the Business Combination Agreement, including an amendment executed on September 11, 2024 and included in Amendment No. 2, to reflect such discussions.   As a result, the specific assumptions were removed from the definition since the numbers are not static and subject to change.  Further, Net Debt was adjusted to refer solely to any change in Indebtedness between the signing of the original Business Combination Agreement and the Closing.

While the definition of Net Debt no longer specifically includes a numeric value for a net capital raise, the parties are continuing to engage in discussions with various sources to finance the company on an ongoing basis and upon the Closing.  Such efforts have included discussions with potential financing sources regarding current financing for NEH, PIPE financing upon the Closing for Holdings, and entering into non-redemption agreements with certain existing shareholders which would potentially lead to greater sums remaining in the trust account of ROCL upon the Closing.

A pro forma calculation of the Net Debt is set forth below.  This calculation includes current Indebtedness  in the amount of $1,064,152 which consists of principal and interest on certain loans incurred by NEH.  Indebtedness specifically excludes any amounts that will convert into equity of NEH on or prior to the Closing.  The calculation also includes  “liquid assets” or cash and cash equivalents in an amount of $28,855.  Based on these amounts, there would be an adjustment in the Company Merger Shares in the amount of 103,530, resulting in the issuance of 8,896,470 shares to the shareholders of NEH.

Pro Forma Net Debt Calculation

Principal and Interest of NEH Loans as of Closing Less	$1,064,152
Cash and Liquid Assets	$28,855

Total Net Debt	$1,035,297

Original Company Merger Shares	9,000,000
Adjustment	103,530
Adjusted Company Merger Shares	8,896,470

The Company has added such illustrative disclosure on pages 82 and 120 of Amendment No. 2.

Information About NEH

Reserves, page 162

6.	Please expand your disclosure to include a discussion of the internal controls pertaining to your estimation of oil and gas reserves and provide the qualifications of the technical person(s) at the company and the third-party engineering firm primarily responsible for overseeing the preparation of the reserves estimates presented in your filing. Refer to the requirements in Item 1202(a)(7) of Regulation S-K.

RESPONSE: The Company has provided the requested expanded disclosure beginning on page 165 of Amendment No. 2.

7.	Please expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for your reserves estimates. Refer to the requirements in Item 1202(a)(6) of Regulation S-K.

RESPONSE: The Company has provided the requested expanded disclosure at page 165 of Amendment No. 2.

8.	Please expand your disclosure to provide the net quantities of your probable reserves by individual product type. Refer to the requirements in Item 1202(a)(2) and (a)(4) of Regulation S-K.

Please additionally provide a discussion of the uncertainty related to your probable reserves, the basis for the assignment of such reserves, and include cautionary language indicating estimates of probable reserves have not been adjusted for uncertainty, and therefore they may not be comparable with, and should not be summed arithmetically with estimates for proved reserves. Refer to Item 1202(a)(5) of Regulation S-K, the definition of probable reserves in Rule 4-10(a)(18) of Regulation S-X and Question 105.01 in the Compliance and Disclosure Interpretations (“C&DIs”) regarding Oil and Gas Rules.

RESPONSE: The Company has provided the requested expanded disclosure at page 165 of Amendment No. 2.

9.	We note the annual and cumulative undiscounted future net income shown in Annex D for your proved hydrocarbon reserves is negative for the years 2024 through 2026. Please provide us a quantitative analysis with supporting documentation showing you have a source of funds sufficient for the investments identified in Annex D for each annual period from 2024 thorough 2026 regarding your proved hydrocarbon reserves. It should be clear that you have a reasonable expectation that all financing will be obtained prior to the scheduled development. Refer to the requirements in Rule 4-10(a)(26) of Regulation S-X.

Your response should additionally address the investments identified in Annex D for each annual period from 2024 thorough 2025 regarding your proved helium volumes.

Response: The Company respectfully advises the Staff that, in accordance with Rule 4-10(a)(26) of Regulation S-X, NEH’s management reasonably expects that it will be able to obtain financing for the proved hydrocarbon reserves and the proved helium reserves related to the projects identified in Annex D for each annual period from 2024 through 2026.

The table below contains a summary of the anticipated sources and uses of funds for the proved hydrocarbon reserves and proved helium reserves for the periods indicated:

As of December 31, 2023

	Undiscounted Cash Flows
	2024	2025	2026
Proved Hydrocarbon Reserses	$(8,085,950)	$(6,168,110)	$(4,518,170)

Proved Helium Reserves	$(10,800,000)	$2,265,520	$15,033,790

	$(18,885,950)	$(3,902,590)	$10,515,620

Capital Spending:
Gas Plant - Helium Reserves	$10,800,000	$6,125,000	$-	$16,925,000
Gathering System - Hydrocarbon Reserves	$8,000,000	$-	$-	$8,000,000
Recompletions - Hydrocarbon Reserves	$-	$507,910	$438,210	$946,120
Drilling - Hydrocarbon Reserves	$-	$11,887,730	$15,643,000	$27,530,730

	$18,800,000	$18,520,640	$16,081,210	$53,401,850

(*) “Capital Spending” is net of undiscounted cash flows, which does not include general & administrative costs.

(**) Drilling expenses and other costs relating to probable hydrocarbon reserves and probable helium reserves will not be incurred until 2029.

NEH management’s reasonable expectation is based on the following:

•	NEH’s proven ability to raise capital through sale of stock and the Bridge Financing Debentures. To date, NEH has been able to sell 499,221 shares of capital stock to 18 investors, in the total amount of $1,747,270. In addition, as disclosed in the Registration Statement under “Management’s Discussion and Analysis of Financial Condition and Results of Operations of NEH—Recent Developments,” in August, July, June, May, April and February of 2024, NEH conducted bridge financing rounds, pursuant to which it issued 10% Secured Convertible Debentures (the “Bridge Financing Debentures”) to certain investors. Currently, the proceeds NEH obtained from the August, July, June, May, April and February of 2024 under the Bridge Financing Debentures totals $2,067,028 from 30 investors. NEH’s management expects to be able to continue to raise capital at the same or higher levels after the consummation of the business combination, especially after the Combined Entity becomes a public company.

•	Additional sources to be identified by ROCL. Pursuant to Section 7.10 of the Business Combination Agreement, ROCL has agreed to “use commercially reasonable efforts to identify additional sources of financing from third-party financing sources in the form of equity, equity linked, convertible equity, preferred or debt instruments.” NEH’s management believes that ROCL will be successful in identifying such additional sources.

•	Discussions with and feedback from potential investors. ROCL has initiated conversations with several potential investors and has identified a high interest in NEH and the Combined Entity. By way of illustration, ROCL has contacted 68 potential investors, has sent investment teasers to 53 potential investors, has executed non-disclosure agreements with 31 potential investors, has granted virtual data-room access to 34 potential investors, has sent investor presentations to 18 potential investors, and has organized management meetings with 10 potential investors. In addition, ROCL continues to have ongoing discussions with 6 potential investors groups regarding updates on the potential financing of processing facilities and believes that, upon conclusion of Business Combination, it will be able to secure additional financing by the last quarter of 2024 or first quarter of 2025. Based on the advice from ROCL, NEH’s management believes that it will be able to raise investments of approximately $25,000,000 in 2024, $10,000,000 in 2025 and $5,000,000 in 2026, although it cannot guarantee it will be able to raise such additional capital on favorable terms, if at all. See also “Risk Factors—Risks Related to NEH—Risks Related to our Business—We may need to raise capital after the Business Combination, which may not be available on favorable terms, if at all, and which may cause dilution to holders of Combined Company Common Stock, restrict our operations, or adversely affect our ability to operate and continue our business. There is no guarantee that we will successfully raise capital” on page 42 of Amendment No. 2.

10.	Please expand your disclosure to provide an explanation for why material amounts of your proved (and probable) undeveloped reserves will remain undeveloped for five years or more after disclosure. Refer to the requirements in Item 1203(d) of Regulation S-K, Rule 4-10(a)(31)(ii) of Regulation S-X, and Question 131.03 in the Compliance and Disclosure Interpretations (“C&DIs”) regarding Oil and Gas Rules.

RESPONSE: The undeveloped reserves in Appraisal Report have been stated in Amendment No. 2 in accordance with NEH’s plans to develop these reserves as of December 31, 2023. All proved undeveloped hydrocarbon reserves and proved undeveloped helium volumes are scheduled to be developed within 5 years from the date of the Registration Statement. In addition, NEH has material amounts of probable undeveloped hydrocarbon reserves and probable undeveloped helium volumes that will be developed beginning in 2029 and beyond. The timing of the development of these hydrocarbon reserves and helium volumes were scheduled in order to maintain the nameplate capacity of 20,000 MCF/day of inlet gas for NEH’s owned and operated Pecos Slope Gas Plant over the useful life of the plant. The development schedule will also allow NEH to fulfill the terms of NEH’s two 10-year helium contracts. Additionally, NEH is not aware of any legal, regulatory, or political obstacles that would significantly alter the development plans. Such expanded disclosure has been provided beginning on page 164 of Amendment No. 2.

Customers, page 165

11.	We note your response to prior comment 19, and reissue such comment. Please revise to clarify the impact, if any, of the Assignment Agreement, pursuant to which NEH Midstream LLC assigned all of its rights, title, interest and obligations in the Crude Helium Agreement to AirLife Gases USA Inc., on the material terms of the Helium Tolling Agreement and the Liquid Helium Agreement. In that regard, we note your response that NEH does not believe that the terms of the Assignment Agreement will have an impact on the Helium Tolling Agreement or the Liquid Helium Agreement. However, we also note your disclosure in this section that appears to describe terms for the Helium Tolling Agreement and the Liquid Helium Agreement that are related to purchases by NEH Midstream LLC under the Crude Helium Agreement. For example, we note your disclosure on page 166 that KHC agreed to provide tolling services to you on a firm basis, for a volume equivalent to the quantities sold under the Crude Helium Agreement with Badger. Please revise to clarify here the impact of the Assignment Agreement on such provision.

RESPONSE: The Company respectfully advises the Staff that it believes the Assignment Agreement will not affect the material terms of the parties under the Helium Tolling Agreement and Liquid Helium Agreement. Instead, the Company advises that the obligations to be performed by NEH Midstream LLC under the Crude Helium Agreement will be performed by AirLife Gases USA Inc. Therefore, purchases by NEH Midstream LLC under the Crude Helium Agreement will be performed by AirLife Gases USA Inc. The Company has revised the disclosure on pages 170 and 182 of Amendment no. 2 to clarify that tolling services provided by KHC to NEH Midstream LLC under the Helium Tolling Agreement will be at volumes now sold to AirLife Gases USA Inc. by operation of the Assignment Agreement.

Material U.S. Federal Income Tax Consequences , page 212

12.	We note your response to prior comment 21 and your revised disclosure that the Redomestication Merger is intended to qualify as a Reorganization. We also note your disclosure that the provisions of the Code that govern reorganizations are complex, and due to the absence of direct guidance on the application of Section 368 to a reincorporation merger of a corporation holding only investment-type assets such as ROCL, the qualification of the Redomestication Merger as a Reorganization is not entirely clear. Please provide related risk factor disclosure.

RESPONSE: The Company has provided the requested risk factor disclosure at page 60 of Amendment No. 2.

New Era Helium Corp.

Notes to Consolidated Financial Statements

Note 17. Supplemental Oil and Natural Gas Disclosures (Unaudited) Oil and Natural Gas Reserves, page F-74

13.	We note disclosure on page F-76 indicates the production amounts used in the reconciliation of the changes that occurred in total proved reserves represents the production volumes projected in the reserve report at the beginning of the year. Please revise the reserves reconciliation for each year presented to reflect the actual volumes sold during the year to comply with FASB ASC 932-235-50-5e.

RESPONSE: The Company has provided the requested expanded disclosure beginning at page F-73 of Amendment No. 2.

14.	We note the revised disclosure you made on pages F-76 and F-77 in response to prior comment 25. However, we reissue our prior comment in part as your discussion does not fully address the changes due to revisions that occurred during fiscal 2023, 2022 and 2021. Please expand your discussion of revisions to separately identify and quantify the changes, including offsetting changes, caused by factors such as costs and commodity prices, well performance, uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan, such that the change shown in the line item “Revisions of Previous Estimates” is fully explained. Refer to FASB ASC 932-235-50-5a.

RESPONSE: The Company has provided the requested expanded disclosure beginning at page F-73 of Amendment No. 2.

Standardized Measure of Discounted Future Net Cash Flows, page F-77

15.	We have read your response to prior comment 26; however, we reissue our prior comment as we are unable to locate disclosure revisions that address our comment. Refer to FASB ASC 932-235-50-35.

To the extent the starting balance at the beginning of the year is negative, please include an explanation, e.g. due to inclusion of the estimated future costs incurred to settle your asset retirement obligations, if true. Refer to FASB ASC 932-235-50-36.

RESPONSE: The Company has provided the requested expanded disclosure beginning at page F-73 of Amendment No. 2.

Please call Alexandria Kane of Loeb & Loeb LLP at (212) 407-4017 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Alexandria Kane
Alexandria Kane
Partner
Loeb & Loeb LLP